SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 4315

B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  120 East Liberty Drive
     Principal Executive Offices:     Wheaton, Illinois  60187

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      120 East Liberty Drive
                                      Suite 400
                                      Wheaton, Illinois  60187

                                      CHAPMAN & CUTLER LLP
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                   Preliminary Prospectus Dated June 12, 2013

                                    FT 4315

10,000 Units                                      (A Unit Investment Trust)


      The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series.

      A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. (Incorporated herein by reference is the final prospectus for FT 3495 (Registration No. 333-180158) as filed April 5, 2012, which shall be used as the preliminary prospectus for the current series of the Fund.)

                                   MEMORANDUM

                                  Re: FT 4315


      The only difference of consequence (except as described below) between FT 3495 which is the current fund, and FT 4315, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

      These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.

                                    1933 ACT

                                   PROSPECTUS

      The only significant changes in the Prospectus from the FT 3495 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.

                       CONTENTS OF REGISTRATION STATEMENT

ITEM A Bonding Arrangements of Depositor:

            First Trust Portfolios L.P. is covered by a Broker's Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

                 The facing sheet

                 The Prospectus

                 The signatures

                 Exhibits

                                      S-1

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 4315 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 12, 2013.

                                               FT 4315
                                               (Registrant)

                                               By:  FIRST TRUST PORTFOLIOS L.P.
                                                    (Depositor)


                                               By:  Elizabeth H. Bull
                                                    Senior Vice President

                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


 Name                   Title*                                     Date

 James A. Bowen  Director  of  The  Charger Corporation, the )June 12, 2013
                 General Partner  of  First Trust Portfolios )
                 L.P.                                        )
                                                             )
                                                             )
                                                             )Elizabeth H. Bull
                                                             )Attorney-in-Fact**





    * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

    ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibit 3.1 of the Registration Statement.

                        CONSENT OF DELOITTE & TOUCHE LLP

      The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

                                      S-4

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 among First Trust Portfolios, L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1* Form of Trust Agreement for FT 4315 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT
         2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                                      S-5

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1*     Opinion of counsel as to legality of Securities being registered.

4.1*     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

-----------------------------------

* To be filed by amendment.

                                      S-6